NEWS RELEASE

 EMX Options the Riddarhyttan IOCG/Massive Sulfide Project in Sweden to South32

Vancouver, British Columbia, April 19, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corp. (“EMX”) is pleased to announce the execution of an option agreement (the "Agreement”), through its wholly owned subsidiary Eurasian Minerals Sweden AB, for the Riddarhyttan Iron-Oxide-Copper Gold (“IOCG”) and massive sulfide project in Sweden (the “Project”) to diversified global miner South32 (ASX, LSE, JSE: S32; ADR: SOUHY) (“South32”). The Agreement provides for option payments and work commitments during a five year earn-in period, and upon earn-in, EMX’s interest will be converted to a 3% net smelter return (“NSR”) royalty. EMX will also receive certain milestone payments and annual advance royalty payments, and will initially be the operator of the Project.

The Riddarhyttan Project is a past producer of iron and copper located in the Bergslagen mining region of southern Sweden. Historic production at Riddarhyttan dates to antiquity and continued through the late 1970s. Riddarhyttan is the locality where the element cobalt was first discovered and recognized, and is also the type locality of certain rare earth elements and related minerals. Like many historic mining districts in Scandinavia, little recent exploration has taken place. Please see www.EMXRoyalty.com for more information.

EMX and South32 plan to immediately commence exploration work on the Project, including airborne geophysical surveys, as well as mapping and sampling campaigns.

Commercial Terms Overview. Pursuant to the Agreement, South32 can earn 100% interest in the Project by (all dollar amounts in USD): (a) making option and cash payments that total approximately $210,600, (b) making a one-time option exercise payment of $500,000, and (c) completing $5,000,000 of exploration work on the Project within five years of the execution date. Upon exercise of the option, EMX will retain a 3% NSR royalty, 0.75% of which may be purchased by South32 for $1,900,000 within five years of executing the Agreement.

After exercising the option, annual advance royalty payments of 50,000 pounds of copper (or the cash equivalent) will be due to EMX, but will be deductible from future royalty payments. In addition, South32 will make milestone payments of:

  350,000 pounds of copper (or the cash equivalent) upon publication of a maiden resource on the Project.
  750,000 pounds of copper (or the cash equivalent) upon delivery of a feasibility study.

Project Overview. The Riddarhyttan property contains multiple historic mines and styles of mineralization. Historic mining was largely focused on iron-oxide rich mineralization that was also known to contain appreciable copper, cobalt and gold. Iron oxide mineralization was mined from many locations on the property, but is known to continue to depths below the mine workings, and along strike. The distributions of copper, cobalt and gold in those zones remains poorly understood, but copper sulfides are abundant in waste piles and dumps throughout the property.

Also present are zones of rare earth element (“REE”) enriched mineralization, and bodies of pyrrhotite-rich massive sulfide. The massive sulfide bodies were partly mined in past centuries for copper and sulfur, and have a strike length of several kilometers, but also extend to unknown depths on the property. Portions of the massive sulfide bodies are known to be enriched in copper and zinc, which are commonly seen in clasts entrained within the massive sulfide bodies. Only limited historic exploration drilling has targeted the massive sulfide lenses.

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Mineralization at Riddarhyttan is associated with, and hosted by, mid-Proterozoic supracrustal sedimentary and volcanic units. Hydrothermal alteration is intense and widespread throughout the area, with strong local addition of iron, sodium, calcium, potassium and magnesium to host rocks. The area forms a prominent magnetic high as delineated by regional magnetic surveys.

EMX identified the Riddarhyttan opportunity during regional assessments of historic mining districts in Scandinavia, with key considerations being the remarkable strike length of mineralization in the area, enrichments in copper, cobalt and gold, and the presence of sulfide-rich bodies of mineralization which were not the target of the historic mining activities. Last explored in the 1980s, EMX sees a clear opportunity to apply updated and more recently developed techniques and models to advance exploration and the discovery potential at Riddarhyttan.

Dr. Eric P. Jensen, CPG, is a Qualified Person under NI 43-101 and employee of the Company. Dr. Jensen has reviewed, verified and approved disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: dave@EMXRoyalty.com	Email: sclose@EMXRoyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metals, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause EMX’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the twelve months ended December 31, 2017 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com